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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

INFONAUTICS, INC

(Name of Issuer)

INFONAUTICS, INC. COMMON STOCK PAR VALUE NONE

(Title of Class of Securities)

456662105

(CUSIP Number)

July 7, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456662105

1.

 Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DAVID VAN RIPER MORRIS

2.

 Check the Appropriate Box if a Member of a Group (See Instructions)
 (a)
(b) X

3.

SEC Use Only

4.

 Citizenship or Place of Organization
United States of America

5.

Sole Voting Power 672,300

6.

Shared Voting Power

7.

Sole Dispositive Power 672,300

8.

Shared Dispositive Power

9.

 Aggregate Amount Beneficially Owned by Each Reporting Person
672,300

10.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.

 Percent of Class Represented by Amount in Row (11)
5.3%

12.

 Type of Reporting Person (See Instructions)
IN

Item 1.

(a)

 The Name of the issuer is
INFONAUTICS, INC.

(b)

 The address of Issuer's Principal Executive Offices is
 590 N. GULPH ROAD
KING OF PRUSSIA, PA 19406

Item 2.

(a)

The Name of the Person Filing is DAVID VAN RIPER MORRIS

(b)

The Address of the Principal Business Office or, if none, Residence is 590 N. Gulph Road, King of Prussia, PA 19406

(c)

The citizenship is United State of America

(d)

The Title of Class of Securities is COMMON STOCK PAR VALUE NONE

(e)

The CUSIP Number is 456662105

Item 3.

Not Applicable

Item 4.

Ownership.

(a) Amount beneficially owned: 672,3000

(b) Percent of class: 5.3%

(c) Number of shares as to which the person has:

 (i) Sole power to vote or to direct the vote

   672,300

 (ii) Shared power to vote or to direct the vote

 (iii) Sole power to dispose or to direct the disposition of

  672,300

 (iv) Shared power to dispose or to direct the disposition of

Item 5.

Not Applicable

Item 6.

Not Applicable

Item 7.

Not Applicable

Item 8.

Not Applicable

Item 9.

Not Applicable

Item 10.

Certification

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 5, 2001
________________________________
Date
 /s/ David Van Riper Morris
________________________________
Signature
 David Van Riper Morris
_______________________________
Name/Title